UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

    (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY
SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS
PLAN AND MESQUITE POWER, LLC SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS
Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mesquite Power, LLC Savings Plan

SIGNATURES

Sempra Energy Savings Plan

Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the Trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 29, 2009

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007

CASH AND CASH EQUIVALENTS	$5	$46

INVESTMENT — Investment in Sempra Energy Savings Master Trust	138,413	187,938

RECEIVABLES:
Dividends	360	304
Employer contributions	985	988

Total receivables	1,345	1,292

NET ASSETS AVAILABLE FOR BENEFITS	$139,763	$189,276

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007

ADDITIONS:
Net investment (loss) income — Plan interest in Sempra Energy Savings Master Trust investment (loss) income	$(55,273)	$14,969

Contributions:
Employer	3,755	3,722
Participating employees	11,971	10,466

Total contributions	15,726	14,188

Transfers from plans of related entities	2,175	7,806

Net (deductions) additions	(37,372)	36,963

DEDUCTIONS:
Distributions to participants or their beneficiaries	8,172	14,315
Transfers to plans of related entities	2,241	2,191
Transfers out to other plans	1,705	—
Administrative expenses	23	22

Total deductions	12,141	16,528

NET (DECREASE) INCREASE IN NET ASSETS	(49,513)	20,435

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	189,276	168,841

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$139,763	$189,276

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. Effective January 1, 2008, the employee deferral limits increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $15,500 for both 2008 and 2007. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2008 and 2007. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for both 2008 and 2007 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases every May by 1% up to a maximum of 6%. Employees hired after January 1, 2007, have the option to opt out, and employees hired prior to that date have the option to opt in.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all Plan participants except for those employed by El Dorado Energy, LLC (El Dorado), a subsidiary of the Company. The matching contributions are equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. For the participants employed by El Dorado, that company makes matching contributions to the Plan equal to 100% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2008 and 2007, were $2,769,346 and $2,734,858, respectively.

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Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution for all participants except those employed by El Dorado, as determined by the board of directors of Sempra Energy. Incentive contributions of 1% of eligible compensation for all eligible participants except those employed by El Dorado were made for each of 2008 and 2007. For participants of the Plan employed by El Dorado, each year that company will make an additional incentive contribution of not less than 3% and not more than 6% of eligible pay. For 2008 and 2007, El Dorado contributed 6.0% and 3.49%, respectively. Incentive contributions were made on March 16, 2009 and March 14, 2008, to all employees employed on December 31, 2008 and 2007, respectively. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2008 and 2007, were $985,344 and $987,827, respectively. These amounts are reflected in Employer contributions receivable on the statements of net assets available for benefits as of December 31, 2008 and 2007, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their plan accounts (excluding the employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in the account balances or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

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Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $23,552 and $22,466 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held, through the Master Trust, 1,053,740 and 1,003,524 shares of common stock of Sempra Energy, the sponsoring Employer, with a revalued cost basis, revalued annually as of January 1, of $62,754,294 and $55,327,427 and recorded dividend income of $1,399,026 and $1,208,807, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements (see Note 7). SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

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Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks; synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers; securities supporting such SICs; and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2008 and 2007.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2008 or 2007.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2008 and 2007, interest rates on loans ranged from 4.25% to 10.50% and 5.00% to 10.50%, respectively, and as of December 31, 2008, had maturity dates through August 2023. The balance of the Plan’s participant loans of $1,787,325 and $1,889,841 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2008 and 2007, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 9% for both years.

The net assets available for benefits of the Master Trust at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

At fair value:
Sempra Energy common stock	$686,525	$997,411
Mutual funds	653,497	935,745
At estimated fair value — common/collective trusts	155,544	217,407
At cost — participant loans	46,440	40,015

Net assets available for benefits	$1,542,006	$2,190,578

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Net appreciation (depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Net (depreciation) appreciation of investments at fair value:
Sempra Energy common stock	$(305,684)	$99,550
Mutual funds	(296,296)	18,891
Net depreciation of investments at estimated fair value:
Common/collective trusts	(50,155)	(23,649)

Net (depreciation) appreciation of investments	$(652,135)	$94,792

Dividend income	$47,138	$80,240

Interest income	$3,266	$2,875

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2008 and 2007:

	2008	2007

Sempra Energy common stock	$44,921	$62,098
Vanguard Institutional Index Fund	18,484	28,541
T. Rowe Price Personal Strategy Balanced Fund	12,609	17,380
T. Rowe Price Small-Cap Stock Fund	10,687	16,177
Pyramis Select International Equity Commingled Pool Fund	7,606	14,048	*
T. Rowe Price Stable Value Fund	7,158	5,893	**

* Effective February 7, 2007, the Fidelity Select International Fund was renamed the Pyramis Select International Equity Commingled Pool Fund.

** This investment does not represent 5% or more of the Plan’s assets at December 31, 2007, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

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6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$28,540	$40,051

Changes in assets:
Contributions	$2,769	$2,735
Net (depreciation) appreciation and dividend income	(11,330)	5,628
Distributions to participants or their beneficiaries	(1,179)	(2,803)
Transfers to participant directed investments	(1,689)	(3,728)
Transfers (to) from plans of related entities	(82)	638

Total change in assets	$(11,511)	$2,470

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with SFAS No. 157, the investments in the Master Trust are classified into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525			$686,525

Mutual funds	653,497			653,497

Common/collective trusts		$155,544		155,544

Participant loans	—	—	$46,440	46,440

Total assets at fair value	$1,340,022	$155,544	$46,440	$1,542,006

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The following table presents a reconciliation of the fair value of investments classified as Level 3:

Level 3 Master Trust Investments
Year ended December 31, 2008
Participant loans

Balance, beginning of year	$40,015

Purchase, sales, issuances and settlements (net)	6,425

Balance, end of year	$46,440

******

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SUPPLEMENTAL SCHEDULE

12

SEMPRA ENERGY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from February 2009 through August 2023	**	$1,787,325

*    Party-in-interest to the Plan.

**  Cost not required to be presented for participant directed investments.

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San Diego Gas & Electric Company Savings Plan

Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

San Diego Gas & Electric Company Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 29, 2009

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007

CASH AND CASH EQUIVALENTS	$2	$27

INVESTMENT — Investment in Sempra Energy Savings Master Trust	619,985	858,648

RECEIVABLES:
Dividends	2,087	1,785
Employer contributions	3,386	3,147

Total receivables	5,473	4,932

NET ASSETS AVAILABLE FOR BENEFITS	$625,460	$863,607

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007

ADDITIONS:
Net investment (loss) income — Plan interest in Sempra Energy Savings Master Trust investment (loss) income	$(248,802)	$68,556

Contributions:
Employer	12,794	12,132
Participating employees	40,240	39,787

Total contributions	53,034	51,919

Transfers from plans of related entities	2,047	1,899

Net (deductions) additions	(193,721)	122,374

DEDUCTIONS:
Distributions to participants or their beneficiaries	39,738	67,110
Transfers to plans of related entities	4,535	7,119
Administrative expenses	153	151

Total deductions	44,426	74,380

NET (DECREASE) INCREASE	(238,147)	47,994

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	863,607	815,613

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$625,460	$863,607

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. As of January 1, 2008, for non-represented participants only, the employee deferral limits increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $15,500 for both 2008 and 2007. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2008 and 2007. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for both 2008 and 2007 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases every May by 1% up to a maximum of 6%. Employees hired after January 1, 2007, have the option to opt out and employees hired prior to that date have the option to opt in.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. As of January 1, 2008, employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2008 and 2007, were $9,408,054 and $8,985,198, respectively.

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. Incentive contributions of 1% of eligible compensation were made for each of 2008 and 2007. The incentive contributions were made on March 16, 2009 and March 14, 2008, to all employees employed on December 31, 2008 and 2007, respectively. For 2008 and 2007, the contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2008 and 2007, were $3,386,034 and $3,147,076, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2008 and 2007, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants could invest a maximum of 50% of the value of their plan accounts (excluding the employer matching contributions) within their TradeLink brokerage account. Effective February 1, 2007, the brokerage account was changed to TradeLink Plus. Participants may invest a maximum of 10% of the value of their plan accounts (excluding the employer matching contributions) within their TradeLink Plus brokerage account. TradeLink Plus allows participants to invest in any listed fund or security except Sempra Energy Common Stock. This change does not affect the account balances prior to the change.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in the account balances or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $153,056 and $151,036 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held, through the Master Trust, 6,555,542 and 6,396,012 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $397,011,071 and $360,069,889 and recorded dividend income of $8,049,835 and $7,371,893, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 7). SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances, plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks; synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers; securities supporting such SICs; and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2008 and 2007.

Purchases and sales of securities are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $1,630,570 at December 31, 2008 and 2007, respectively.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2008 and 2007, interest rates on loans ranged from 4.25% to 10.50% and 5.00% to 10.50%, respectively, and, as of December 31, 2008, had maturity dates through January 2024. The balance of the Plan’s participant loans of $17,988,143 and $15,061,103 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2008 and 2007, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 40% and 39%, respectively.

The net assets available for benefits of the Master Trust at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

At fair value:
Sempra Energy common stock	$686,525	$997,411
Mutual funds	653,497	935,745
At estimated fair value — common/collective trusts	155,544	217,407
At cost — participant loans	46,440	40,015

Net assets available for benefits	$1,542,006	$2,190,578

Net appreciation (depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Net (depreciation) appreciation of investments at fair value:
Sempra Energy common stock	$(305,684)	$99,550
Mutual funds	(296,296)	18,891
Net depreciation of investments at estimated fair value:
Common/collective trusts	(50,155)	(23,649)

Net (depreciation) appreciation of investments	$(652,135)	$94,792

Dividend income	$47,138	$80,240

Interest income	$3,266	$2,875

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2008 and 2007:

	2008		2007

Sempra Energy common stock	$279,463		$395,785
Vanguard Institutional Index Fund	65,827		109,704	*
T. Rowe Price Small-Cap Stock Fund	42,747		65,609
Pyramis Select International Equity Commingled Pool Fund	27,414	**	53,001
T. Rowe Personal Strategy Balanced Fund	38,146		49,680

*        Effective April 2, 2007, the Vanguard Institutional Index Fund replaced the T. Rowe Price Equity Index Trust.

** Effective February 7, 2007, the Fidelity Select International Fund was renamed the Pyramis Select International Equity Commingled Pool Fund.  This investment does not represent 5% or more of the Plan’s assets at December 31, 2008, but is shown for comparative purposes.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of the employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$143,012	$203,276

Changes in assets:
Contributions	$9,408	$8,986
Net (depreciation) appreciation and dividend income	(59,069)	23,229
Distributions to participants or their beneficiaries	(7,011)	(13,348)
Transfers to participant directed investments	(3,171)	(13,333)
Transfers to plans of related entities	(421)	(636)

Total change in assets	$(60,264)	$4,898

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with SFAS No. 157, the investments in the Master Trust are classified into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525			$686,525

Mutual funds	653,497			653,497

Common/collective trusts		$155,544		155,544

Participant loans	—	—	$46,440	46,440

Total assets at fair value	$1,340,022	$155,544	$46,440	$1,542,006

The following table presents a reconciliation of the fair value of investments classified as Level 3:

Level 3 Master Trust Investments
Year ended December 31, 2008
Participant loans

Balance, beginning of year	$40,015

Purchase, sales, issuances and settlements (net)	6,425

Balance, end of year	$46,440

8.                      SUBSEQUENT EVENTS

Effective January 1, 2009, the employee contribution salary deferral limits for represented employee participants have increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof.

******

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from February 2009 through January 2024	**	$17,988,143

*   Party-in-interest to the Plan.

** Cost not required to be presented for participant directed investments.

Southern California Gas Company Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY
RETIREMENT SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Southern California Gas Company Retirement Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2009

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007

CASH AND CASH EQUIVALENTS	$—	$112

INVESTMENT — Investment in Sempra Energy Savings Master Trust	778,064	1,073,035

RECEIVABLES:
Dividends	2,591	2,255
Employer contributions	1,413	1,311

Total receivables	4,004	3,566

NET ASSETS AVAILABLE FOR BENEFITS	$782,068	$1,076,713

See notes to financial statements.

2

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

	2008	2007

ADDITIONS:
Net investment (loss) income — Plan interest in Sempra Energy Savings Master Trust investment (loss) income	$(290,224)	$89,467

Contributions:
Employer	12,469	12,098
Participating employees	40,325	40,850

Total contributions	52,794	52,948

Transfers from plans of related entities	3,010	1,550

Net (deductions) additions	(234,420)	143,965

DEDUCTIONS:
Distributions to participants or their beneficiaries	59,272	95,191
Transfers to plans of related entities	750	2,224
Administrative expenses	203	205

Total deductions	60,225	97,620

NET (DECREASE) INCREASE	(294,645)	46,345

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	1,076,713	1,030,368

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$782,068	$1,076,713

See notes to financial statements.

3

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. All employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 25% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. Effective January 1, 2008, for non-represented participants only, the employee deferral limits increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $15,500 for both 2008 and 2007. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2008 and 2007. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, and the default investment vehicle for both 2008 and 2007 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.

Effective May 1, 2008, for non-represented participants, the initial automatic deferral amount of 3% of eligible pay automatically increases every May by 1% up to a maximum of 6%.

Employer Nonelective Matching Contribution — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Total employer nonelective matching contributions for the years ended December 31, 2008 and 2007, were $11,056,481 and $10,786,241, respectively.

4

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. Incentive contributions of 1% of eligible compensation were made for each of 2008 and 2007, respectively. The incentive contributions were made on March 16, 2009 and March 14, 2008, to all employees employed on December 31, 2008 and 2007, respectively. For 2008 and 2007, the contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2008 and 2007, were $1,412,513 and $1,311,359, respectively. These amounts are reflected in employer contributions receivable on the statements of net assets available for benefits as of December 31, 2008 and 2007, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their plan accounts (excluding the employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in the account balances or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

5

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $202,628 and $204,764 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held, through the Master Trust, 8,482,045 and 8,389,168 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1 of $512,018,543 and $472,211,847 and recorded dividend income of $10,012,417 and $9,391,659, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements (see Note 7). SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

6

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks; synthetic investment contracts (SICs) issued by banks; insurance companies and other issuers; and securities supporting such SICs; and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2008 and 2007.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $618,485 at December 31, 2008 and 2007, respectively.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2008 and 2007, interest rates on loans ranged from 4.25% to 10.00% and 5.00% to 10.50%, respectively, and as of December 31, 2008, had maturity dates through January 2024. The balance of the Plan’s participant loans of $26,377,749 and $22,143,361 is included in Investment in Sempra Energy Savings Master Trust on the statements of net assets available for benefits as of December 31, 2008 and 2007, respectively.

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or a transaction in an individual fund. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 50% and 49%, respectively.

7

The net assets available for benefits of the Master Trust at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

At fair value:
Sempra Energy common stock	$686,525	$997,411
Mutual funds	653,497	935,745
At estimated fair value — common/collective trusts	155,544	217,407
At cost — participant loans	46,440	40,015

Net assets available for benefits	$1,542,006	$2,190,578

Net appreciation (depreciation) and dividend and interest income for the Master Trust for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Net (depreciation) appreciation of investments at fair value:
Sempra Energy common stock	$(305,684)	$99,550
Mutual funds	(296,296)	18,891
Net depreciation of investments at estimated fair value:
Common/collective trusts	(50,155)	(23,649)

Net (depreciation) appreciation of investments	$(652,135)	$94,792

Dividend income	$47,138	$80,240

Interest income	$3,266	$2,875

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2008 and 2007:

	2008	2007

Sempra Energy common stock	$361,590	$519,122
Vanguard Institutional Index Fund	71,037	116,174	*
Personal Strategy Balanced Fund	51,025	71,246
T. Rowe Price Stable Value Fund	62,647	60,112

*   Effective April 2, 2007, the Vanguard Institutional Index Fund replaced the T. Rowe Price Equity Index Trust.

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8

6.                      NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust	$175,406	$252,075

Changes in assets:
Contributions	$11,056	$10,786
Net (depreciation) appreciation and dividend income	(72,468)	30,047
Distributions to participants or their beneficiaries	(9,062)	(15,074)
Transfers to participant directed investments	(6,512)	(23,242)
Transfers from (to) plans of related entities	317	(2)

Total change in assets	$(76,669)	$2,515

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with SFAS No. 157, the investments in Master Trust are classified into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

9

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525			$686,525

Mutual funds	653,497			653,497

Common/collective trusts		$155,544		155,544

Participant loans	—	—	$46,440	46,440

Total assets at fair value	$1,340,022	$155,544	$46,440	$1,542,006

The following table presents a reconciliation of the fair value of investments classified as Level 3:

Level 3 Master Trust Investments
Year ended December 31, 2008
Participant loans

Balance, beginning of year	$40,015

Purchase, sales, issuances and settlements (net)	6,425

Balance, end of year	$46,440

8.                      SUBSEQUENT EVENTS

Effective May 1, 2009, the employee contribution salary deferral limits for represented employee participants have increased from 25% to 50% of eligible pay on a pretax basis, an after-tax basis or a combination thereof.

******

10

SUPPLEMENTAL SCHEDULE

11

SOUTHERN CALIFORNIA GAS COMPANY

RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date, Rate	(d)	Current
(a)	Lessor, or Similar Party	of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.00%; maturities from January 2009 through January 2024	**	$26,377,749

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

12

Mesquite Power, LLC Savings Plan

Financial Statements as of and for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

MESQUITE POWER, LLC SAVINGS PLAN

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mesquite Power, LLC Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power, LLC Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 29, 2009

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

INVESTMENT — Investment in Sempra Energy Savings Master Trust	$1,678,729	$1,855,667

RECEIVABLES:
Dividends	4,476	3,573
Employer contribution	174,761	149,252

Total receivables	179,237	152,825

NET ASSETS AVAILABLE FOR BENEFITS	$1,857,966	$2,008,492

See notes to financial statements.

2

MESQUITE POWER, LLC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS:
Net investment (loss) income — Plan interest in Sempra Energy Savings Master Trust investment (loss) income	$(425,315)	$118,635

Contributions:
Employer	311,613	276,198
Participating employees	244,848	221,155

Total contributions	556,461	497,353

Total additions	131,146	615,988

DEDUCTIONS:
Distributions to participants or their beneficiaries	200,464	249,634
Transfers to plans of related entities	81,008	—
Administrative expenses	200	150

Total deductions	281,672	249,784

NET (DECREASE) INCREASE	(150,526)	366,204

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,008,492	1,642,288

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,857,966	$2,008,492

See notes to financial statements.

3

MESQUITE POWER, LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.                      PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power, LLC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, adopted November 1, 2002, is a defined contribution plan that provides employees of Mesquite Power, LLC (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, each participant may contribute up to 15% of eligible pay on a pretax basis. Effective January 1, 2008, the participant deferral limits increased from 15% to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $15,500 for both 2008 and 2007. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,000 on a pretax basis for both 2008 and 2007. The Plan allows for automatic enrollment for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the default investment vehicle for both 2008 and 2007 is a T. Rowe Price Retirement Fund option based on the assumption that the employee will retire at age 65.

Effective February 1, 2007, the initial automatic deferral amount of 3% of eligible pay automatically increases every May by 1% up to a maximum of 6%. Employees hired after January 1, 2007, have the option to opt out and employees hired prior to that date have the option to opt in.

Employer Nonelective Matching Contribution — After one year of service in which an employee works at least 1,000 hours of service, the Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Total employer nonelective matching contributions for the years ended December 31, 2008 and 2007, were $136,851 and $126,945, respectively.

4

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company will make an additional incentive contribution of 3% to 6% of the participant’s eligible pay. Incentive contributions of 5.81% were made for both 2008 and 2007. Incentive contributions were made on March 16, 2009 and March 14, 2008, to all employees employed on December 31, 2008 and 2007, respectively. For 2008 and 2007, contributions were made in the form of cash and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the years ended December 31, 2008 and 2007, were $174,761 and $149,252, respectively. These amounts are reflected in employer contributions receivable in the statements of net assets available for benefits as of December 31, 2008 and 2007, respectively.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest those dividends on Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

5

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of mutual funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee of the Company receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the record keeper for administrative services were $200 and $150 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held, through the Master Trust, 12,931 and 11,591 shares of common stock of Sempra Energy, the sponsoring employer, with a revalued cost basis, revalued annually as of January 1, of $756,296 and $659,053 and recorded dividend income of $17,022 and $13,333, respectively, during the years then ended.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements (see Note 7). SFAS No. 157 is effective for financial statements issued for the plan for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses. In the Master Trust, participant loans (see Note 4) are carried at outstanding loan balances plus accrued interest.

6

The Master Trust’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end. Common/collective trust funds are stated at estimated fair value as determined by the issuer of the common/collective trust funds based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the quoted fair market values of the underlying investments, by its units outstanding at the valuation dates.

The Master Trust invests in the T. Rowe Price Stable Value Common Trust Fund, which is a stable value fund. The fund invests principally in guaranteed investment contracts (GICs) issued by insurance companies; investment contracts issued by banks; synthetic investment contracts (SICs) issued by banks, insurance companies and other issuers; securities supporting such SICs; and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2008 and 2007.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2008 or 2007.

3.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 23, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.                      PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Primary residence loans have a maximum repayment period of 15 years and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of December 31, 2008 and 2007, the interest rate on loans ranged from 6.00% to 9.25% and 7.75% to 9.25%, respectively, and, as of December 31, 2008, had maturity dates through October 2013. The balance of the Plan’s participant loans of $102,987 and $69,447 is included in Investment in Sempra Energy Savings Master Trust on the statement of net assets available for benefits as of December 31, 2008 and 2007, respectively.

7

5.                      INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s assets are held in a trust account at T. Rowe Price, the trustee of the Plan (the Trustee), and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balance. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2008 and 2007, the Plan had less than a 1% interest in the net assets of the Master Trust.

The net assets available for benefits of the Master Trust at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

At fair value:
Sempra Energy common stock	$686,525	$997,411
Mutual funds	653,497	935,745
At estimated fair value — common/collective trusts	155,544	217,407
At cost — participant loans	46,440	40,015

Net assets available for benefits	$1,542,006	$2,190,578

Net appreciation(depreciation), and dividend and interest income for the Master Trust for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Net (depreciation) appreciation of investments at fair value:
Sempra Energy common stock	$(305,684)	$99,550
Mutual funds	(296,296)	18,891
Net depreciation of investments at estimated fair value:
Common/collective trusts	(50,155)	(23,649)

Net (depreciation) appreciation of investments	$(652,135)	$94,792

Dividend income	$47,138	$80,240

Interest income	$3,266	$2,875

The following investments held by the Plan through the Master Trust at December 31, 2008 and 2007, represent 5% or more of the Plan’s assets:

	2008	2007

Sempra Energy common stock	$551	$717
T. Rowe Price Stable Value Fund	423	435
T. Rowe Price Small-Cap Stock Fund	107	150
Participant Loans	103	69	*

*        This investment does not represent 5% or more of the Plan’s assets at December 31, 2007, but is shown for comparative purposes.

8

The Plan, through the Master Trust, invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

6.                      NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Master Trust, and the significant components of the changes therein, for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust	$400,346	$519,640

Changes in assets:
Contributions	$136,851	$126,945
Net (depreciation) appreciation and dividend income	(150,009)	53,826
Distributions to participants or their beneficiaries	(58,360)	(26,851)
Transfers to participant directed investments	(13,111)	(14,292)
Transfers to plans of related entities	(34,665)	—

Total change in assets	$(119,294)	$139,628

7.                      FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with SFAS No. 157, the investments in the Master Trust are classified into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

9

	Master Trust Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$686,525			$686,525

Mutual funds	653,497			653,497

Common/collective trusts		$155,544		155,544

Participant loans	—	—	$46,440	46,440

Total assets at fair value	$1,340,022	$155,544	$46,440	$1,542,006

The following table presents a reconciliation of the fair value of investments classified as Level 3:

Level 3 Master Trust Investments
Year ended December 31, 2008
Participant loans

Balance, beginning of year	$40,015

Purchase, sales, issuances and settlements (net)	6,425

Balance, end of year	$46,440

******

10

SUPPLEMENTAL SCHEDULE

11

MESQUITE POWER, LLC SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(c)
	(b)	Description of Investment,		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 6.00% to 9.25%; maturities from January 2009 through October 2013	**	$102,987

*      Party-in-interest to the Plan.

**   Cost not required to be presented for participant directed investments.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2009	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2009	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2009	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy

MESQUITE POWER, LLC SAVINGS PLAN (Full title of the Plan)

Date: June 29, 2009	By: /s/ G. JOYCE ROWLAND
G. Joyce Rowland, Senior Vice President Human Resources, Sempra Energy